Exhibit 99.1

GLG Life Tech Corporation * 519 World Trade Centre * 999 Canada Place Vancouver, B.C. Canada V6C 3E1 TSX: GLG NASDAQ: GLGL

     GLG LIFE TECH CORPORATION ANNOUNCES RELEASE DATE AND CONFERENCE CALL FOR 2010 4TH QUARTER AND YEAR END EARNINGS CALL

Vancouver, B.C. March 22, 2011 - GLG Life Tech Corporation (NADSAQ:GLGL, TSX:GLG) (“GLG” or the “Company”), the vertically integrated leader in the agricultural and commercial development of stevia extracts, announces that the Company will release 4th quarter and year end financial results on Thursday, March 31, 2011 before market opens.

A discussion and review of the results will be hosted by Brian Meadows, Chief Financial Officer on Thursday, March 31st at 11:00 am Eastern time/8:00 am Pacific time via a live teleconference and webcast that includes a PowerPoint presentation.

WEBCAST:

Date:	Thursday, March 31, 2011

Time:	11:00 a.m. Eastern Time / 8:00 a.m. Pacific Time

Dial in:	(877) 303-9126 (Canada and U.S.) or (408) 337-0130 (International)

Passcode:	Please reference company name with moderator.

Web Access:	To access a live webcast of the conference call, please visit the investors section of GLG’s website at http://www.glglifetech.com/Investors/.

REPLAY INFORMATION: A replay of the call will be available beginning at 1:00 pm Eastern on Thursday, March 31, 2011 and will remain available through midnight on April 6, 2011. To access the replay, dial (800) 642-1687 (Canada and U.S.) or (706) 645-9291 (International) and enter passcode 51940703.

About GLG Life Tech Corporation
GLG Life Tech Corporation is a global leader in the supply of high purity stevia, an all natural, zero-calorie sweetener used in food and beverages. The Company’s operations cover each step in the stevia supply chain including non-GMO stevia seed breeding, natural propagation, stevia leaf growth and harvest, proprietary extraction and refining, marketing and distribution of finished product.

For further information, please visit www.glglifetech.com.

Contact:	Brian Meadows, Chief Financial Officer
Phone:	+1 (604) 641-1368
Fax:	+1 (604) 844-2830
Email:	ir@glglifetech.com

GLG Life Tech Corporation
Tel: (604) 641-1368 Fax: (604) 844-2830 Web: www.glglifetech.com E-Mail: info@glglifetech.com